EXHIBIT 12.4

PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006

Earnings (loss) from continuing operations	$(149,672)	$(1,581,944)	$(345,911)	$(359,356)	$852,641	$608,663
Add (Deduct):
Fixed charges	386,196	518,399	471,667	557,330	388,746	391,762
Capitalized interest	(38,560)	(53,661)	(94,205)	(168,782)	25,423	(95,635)
Earnings from unconsolidated investees, net	(56,015)	(23,678)	(28,059)	55,774	(94,453)	(93,055)
Distributed income from equity investees	55,599	27,704	63,885	50,042	98,134	86,372
Income taxes	9,960	(30,499)	5,975	68,011	66,855	29,786

Earnings (loss), as adjusted	$207,508	$(1,143,679)	$73,352	$203,019	$1,337,346	$927,893

Combined fixed charges and preferred unit dividends:
Interest expense	$339,579	$461,166	$373,305	$385,065	$388,746	$294,063
Capitalized interest	38,560	53,661	94,205	168,782	123,880	95,635
Portion of rents representative of the interest factor	8,057	3,572	4,157	3,483	2,846	2,064

Total fixed charges	386,196	518,399	471,667	545,570	515,472	391,762
Preferred unit dividends	24,420	25,424	25,423	25,423	25,423	25,416

Combined fixed charges and preferred unit dividends	$410,616	$543,823	$497,090	$582,753	$540,895	$417,178

Ratio of earnings (loss), as adjusted, to combined fixed charges and preferred unit dividends	(a )	(a )	(a )	(a )	2.5	2.2

(a)	Our combined fixed charges and preferred stock dividends exceeded our earnings, as adjusted, by $203.1 million for the nine months ended September 30, 2011. The loss from continuing operations for 2010, 2009 and 2008 includes impairment charges of $1.1 billion, $495.2 million, and $703.5 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our combined fixed charges and preferred stock dividends exceed our earnings (loss), as adjusted, by $1.7 billion, $423.7 million and $379.7 million for 2010, 2009 and 2008, respectively.